Exhibit 99.1

Check-Cap Ltd. (NASDAQ: CHEK) Announces Receipt of Extension to Meet the Nasdaq's Minimum Bid
Price Requirement

ISFIYA, Israel, June 23, 2022 - Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free screening test to detect polyps before they may transform into colorectal cancer (CRC), announces that on June 22, 2022, it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is eligible for an additional 180 calendar day period, or until December 19, 2022, to regain compliance with the Nasdaq's minimum $1 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) [and 5810(c)(3)(A) on December 23, 2021, and was given until June 21, 2022 to regain compliance. The Company did not regain compliance with the minimum $1 bid price per share requirement during the first 180-calendar-day compliance period and submitted written request to the Staff to afford it an additional 180-day compliance period  to cure the deficiency .

If at any time before December 19, 2022, the bid price of the Company's ordinary shares closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

About Check-Cap
Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. It requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.  C-Scan is an investigational device and is not available for sale in the United States.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements" about the Company’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contact
Mónica Rouco Molina, Ph.D.
Account Supervisor - Europe
LifeSci Communications
mroucomolina@lifescicomms.com